ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the years ended February 28, 2011, February 28, 2010, and February 28, 2009, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of May 30, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Except for statements of historical fact, this MD&A contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Information Concerning Estimates of Indicated and Inferred Resources

This MD&A also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, namely Holpan, Klipdam and Saxendrift which it is progressively optimising. It also has two development projects, Wouterspan and Niewejaarskraal and a pipeline of other projects with future development potential. Rockwell is also at an advanced stage of completing the acquisition of an additional development property, the Tirisano mine.

Rockwell continually evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and to develop additional production that would provide accretive value to the Company.

1.2.1	Summary

Operations

During fiscal 2011, Rockwell operated three alluvial diamond mines: Holpan, Klipdam and Saxendrift (commissioned in the first quarter of fiscal 2010). In addition, it completed a bulk sampling project at the Klipdam Extension property. After entering into an agreement to acquire the Tirisano mine from Etruscan Diamonds Limited, the Company embarked on construction of a high volume production plant at the mine.

Well defined plans are also in place to build a new high volume/low cost production plant at the Wouterspan mine site that was put on care and maintenance in February 2009 in response to the impact of the world financial crisis on the diamond market. Commissioning is planned for fiscal 2013.

During fiscal 2010 and 2011, the Company raised $16.6 million which was applied to strengthening its balance sheet and to funding plant improvements and optimisation activities at its operations. These capital investments included, among other things, plant improvements at Saxendrift, construction of a new production plant at Tirisano, and completing the design and re-engineering of the proposed new high volume processing plant which will be constructed at Wouterspan.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell’s financial position showed substantial improvements during the year, however its operational performance fell short of internal production targets. During the fourth quarter, a strategic review was conducted and Rockwell clearly aligned its corporate objectives with the associated deliverables to increase its production profile. The Company remains focused on optimizing its productive mines to deliver better returns while it will continue to bring on stream new projects in its pipeline.

Floods brought production to a complete standstill at all operations for a period of between three and five days in January 2011. In addition, the overall higher daily precipitation which characterized the 2011 rainy season in South Africa had two compounding effects: the alluvial deposits remained saturated and the expected annual evaporation rate has decreased by 50%. As a result, gravel processing rates across all operations were severely impacted during the last two quarters of fiscal 2011. The management team, in conjunction with suitably qualified external consultants, is developing a mitigation strategy for each operation. Construction works at Tirisano were also negatively impacted by the heavy rains.

The average price received from sales in the fourth quarter of fiscal 2011 was US$1,430 per carat, a decrease of 9% from the average price of US$1,566 per carat received in the third quarter of fiscal 2011. The quarter-on-quarter decrease was related to the relative quality of stones tendered: a parcel of moderate-quality stones was tendered in February whereas several large, high-quality gems were produced and sold in the third quarter. The average diamond price received in the fourth quarter of fiscal 2011 improved by 24% over the fourth quarter of the previous fiscal year.

Rockwell’s financial results have been establishing a positive trend over the last four quarters. Management is of the opinion that with ongoing operational improvements to enhance the recovery of diamonds, reductions in operating costs, and the increasing prices and demand for diamonds, the Company’s financial performance should be sustainable in fiscal 2012.

In the three month period ended February 28, 2011(fourth quarter, fiscal 2011):

  3,711 carats (fourth quarter, fiscal2010: 4,996 carats) were produced at the Holpan, Klipdam and Saxendrift operations. The decrease was mainly due to the exceptionally high rainfall experienced and lower grades, particularly at Saxendrift, during the fourth quarter, fiscal 2011.

  6,453 carats (fourth quarter, fiscal2010: 5,887 carats) were sold at an average price of US$1,430 per carat (fourth quarter, fiscal 2010: US$1,154 per carat).

  Tender sales of $9.2 million, plus $2.3 million in returns from the beneficiation profit share (joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues for the quarter of $11.5 million (fourth quarter, fiscal 2010: $7.3 million).

  Cost of sales, including amortisation, depletion and impairment charges, totalled $10.08 million (fourth quarter, fiscal 2010: $8.2 million). This increase is mainly attributable to the increased sales volume in the fourth quarter, fiscal 2011.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  An operating profit of $0.8 million was realized for the period compared to an operating loss of $2.2 million for the quarter ended February 28, 2010. The improvement is attributable to improving average rough diamond sale prices and increased stones sold through the beneficiation agreement.

  Net general and administrative expenses amounted to $1.6million (fourth quarter, fiscal 2010: $2.1 million), interest expenses amounted to $0.1million (fourth quarter, fiscal 2010: $0.2 million) and future income taxation expense was $1.4 million (fourth quarter, fiscal2010: $1.0 million recoupment). The decrease in general and administrative expenses is mainly attributable to savings on legal, accounting and office administration costs during the fourth quarter, fiscal 2011. The increase in the future income tax charge is mainly attributable to the valuation allowance recognized in the fourth quarter, fiscal 2011 against the historical deferred tax assets recognized for the Klipdam operations.

  A loss of $2.7 million (fourth quarter, fiscal 2010: $0.4 million) or 0.01 cents per share (fourth quarter, fiscal 2010: 0.006 cents per share) was realized for the period, largely due to improving diamond prices and a reduction in overhead costs.

In the twelve months ended February 28, 2011:

  26,165 carats (fiscal 2010: 24,916 carats) were produced from operations at Holpan, Klipdam, and Saxendrift. The increase was due to carats which were recovered from the Klipdam Extension (Rietputs) bulk sampling project. Klipdam and Saxendrift were impacted by lower grades and volumes at all operations were affected by the unseasonably heavy rain falls.

  27,017 carats (fiscal 2010: 26,533 carats) were sold at an average price of US$1,365 per carat (fiscal 2010: US$1,010 per carat).

  Tender sales of $37.8 million, plus returns from beneficiation profit share of $4.7 million, resulted in diamond revenue for the year of $42.5 million (fiscal 2010: $29.8 million). The increase in tender sales is mostly attributable to the upward trend in rough diamond prices.

  Cost of diamond sales was $28.1 million (fiscal 2010: $23.8 million), and amortisation and depletion was $10.4 million (fiscal 2010: $9.5 million), for total operating expenses of $38.5million (fiscal 2010: $33.3 million). The increase in cost of diamond sales is mainly attributable to the production volume (volume of cubic metres moved) which increased 16% in fiscal 2011.

  An operating profit of $4.0 million (fiscal 2010: $3.6 million loss) was realized for the year. The increase is mainly attributable to the increased average diamond sale prices achieved during fiscal 2011.

  Net general and administrative expenses amounted to $6.9 million fiscal (2010: $7.8 million), and net interest expenses were $0.3 million (fiscal 2010: $0.6 million), offset by a net tax expense of $2.0 million (fiscal 2010: recovery of $2.6 million). The increase in the deferred tax expense is mainly attributable to the valuation allowance recognized against the previously recognized deferred tax assets for the Klipdam operations.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  A loss of $5.1 million (fiscal 2010: $7.0 million) or $0.01 per share (fiscal 2010: $0.03) was realized for the year. This improvement is mainly attributable to the higher average diamond price achieved during fiscal 2011.

  Diamond inventories at February 28, 2011 totalled 1,057 carats (end of fiscal 2010: 1,910 carats).

Progress on TirisanoAcquisition

In March 2010Rockwell announced that it had signed a term sheet with Etruscan Diamonds Limited, whereby the Company proposes to purchase 74% of Etruscan Diamond (Pty) Ltd, giving it access to its subsidiary Blue Gum Diamonds which owns the Tirisano mine operation in the Ventersdorp region, South Africa. The Tirisano mine has been on care and maintenance since October 2008. The balance will be owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Tirisano alluvial diamond deposit hosts an indicated mineral resource of 25 million cubic metres with a grade of 2.88 carats/100 cubic metres and an inferred mineral resource of15 million cubic metres with a grade of 1.77 carats/100 cubic metres as estimated at October 2009.T. Marshall, PhD, PrScNat, an independent qualified person, is responsible for the estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

Completion of the acquisition is subject to two remaining conditions precedent. The first is the Section-11 cession by the Department of Mineral Resources (“DMR”), which is well advanced and will allow Rockwell to take ownership of the mining rights. The other outstanding condition precedent is the restructuring of the senior debt provided by the Industrial Development Corporation of South Africa Limited when the Tirisano Mine (the majority interest which is owned by Etruscan Diamonds) was first developed.

An180,000 cubic metres per month (324,000 tonnes) production facility at the site- is being completely rebuilt. This plant will be commissioned later than initially envisaged as a result of improvements and extensions which were made to the initial plans. However, on completion, the high volume plant is expected to benefit the company by smoothing its production profile.

To date, a total of $5.8million has been invested, using funds raised in the market in March 2010 as well as operational cash generated from the Northern Cape Operations. Construction started in May 2010. Upon completion in the third quarter of fiscal 2012, the new plant will comprise of four production streams, each with a monthly capacity of 45,000 cubic metres (81,000 tonnes) which can be run independently. It is being completed in-house, using existing plant and machinery which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines.

The first line started operating in April 2011 but is not fully commissioned. It is being fine-tuned by processing the ore dumps left by the previous operators on the Tirisano mine. The second line was completed four weeks later with the remaining two lines now scheduled to be commissioned at the end of September 2011. Commercial production will commence upon completion of the remaining conditions precedent.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The objective is to reprocess the four 400,000cubic metre dumps at the mine and then to proceed with mining the shallow upper gravel layer of the deposit. In line with the strategic review, Rockwell plans to complete a new detailed mine plan in the second quarter of fiscal 2012, assisted by consultants who will use the completed SRK geotechnical study.

Rockwell commissioned a preliminary assessment of the Tirisano project in the latter part of fiscal 2011. The preliminary assessment was based on the October 2009 resource estimate and includes the capital cost of the updates to the processing plant described above.

Additional information is provided in the Company’s news release dated May 30, 2011 and in its 2011 Annual Information Form.

Corporate

On December 14, 2010, Rockwell Diamonds announced the resignation of Dr. John Bristow from the position of President and CEO of the Company. An executive committee, comprising the Chief Operational Officer (COO), Chief Financial Officer (CFO) and other senior operational and financial management, together with an acting CEO and assistance from other board members, managed the affairs of the Company during the process of recruiting a new President and CEO.

On May 11, 2011, and subsequent to year end, the Company announced the appointment of Mr. James Campbell as President and CEO of Rockwell Diamonds with effect from June 1, 2011.

The current Audit Committee is comprised of Messer’s W. Jacobs and R. Linnell. The Company is in the process of identifying and appointing additional independent directors to the Company and to the Audit Committee.

1.2.2	Financing

Of the $16.6 million proceeds of the capital raised in the 2011 and 2010 fiscal years, $8.0 million was utilized to settle debt and strengthen the balance sheet and $4.7 million, with further capital investments of $10.4 million funded from operations, was invested in capital developments at Saxendrift, Tirisano and Wouterspan. Although the funds raised had originally been earmarked for the construction of a new production plant with a monthly capacity of 170,000 cubic meters at Wouterspan, the Board redirected these funds to Tirisano because at the time Tirisano demonstrated a more attractive opportunity to deliver higher near term potential for return on capital with higher grades, A 340,000 cubic meter per month processing plant is now envisaged for Wouterspan and funding is planned through the capital markets.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3	Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Proprietary) Limited (“AVR”), the holding Company of Richtrau No 136 (Proprietary) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently, on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2011. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR to date.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by the legal firm Tabacks, pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Proprietary) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Proprietary) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA. As of February 28, 2011, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter ended February 28, 2011 with the quarter ended February 28, 2010:

PRODUCTION
Operation	3 months ended February 28, 2011			3 months ended February 28, 2010
	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)
Holpan	102,116	1,210	1.18	151,933	1,485	0.98
Klipdam	183,350	1,308	0.71	158,300	1,725	1.09
Klipdam Ext.	46,451	232	0.50	-	-	-
Saxendrift	289,540	961	0.33	310,921	1,787	0.57
Total	621,457	3,711	0.61	621,154	4,996	0.80

SALES, REVENUE AND INVENTORIES
Operation	3 months ended February 28, 2011				3 months ended February 28, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)
Holpan	2,071	2,323,845	1,122	241	1,206	1,114,246	927	780
Klipdam	2,365	3,316,227	1,402	509	2,183	1,191,596	546	595
Klipdam Ext.	595	932,022	1,567	24
Saxendrift	1,395	2,649,531	1,899	283	2,498	4,488,199	1,797	534
Other	27	6,396	234
Total	6,453	9,228,022	1,430	1,057	5,887	6,794,041	1,154	1,909

INVENTORIES (carats)
Operation	Rough Diamond Inventories November 30, 2010	Production	Rough Diamond Sales	Rough Diamond Inventories February 28, 2011
Holpan	1,102	1,210	2,071	241
Klipdam	1,566	1,308	2,365	509
Klipdam Ext.	387	232	595	24
Saxendrift	717	961	1,395	283
Other	27	-	27	-
Total	3,799	3,711	6,453	1,057

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales – Twelve Month Comparison

The following is a comparison of the twelve months ended February 28, 2011 with the twelve months ended February 28, 2010:

PRODUCTION
Operation	12 months ended February 28, 2011			12 months ended February 28, 2010
	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)
Holpan	777,791	7,469	0.96	805,925	6,398	0.79
Klipdam	891,609	10,109	1.13	895,669	9,670	1.08
Klipdam Ext.	261,214	1,855	0.71	-	-	-
Wouterspan	-	-	-	-	14	-
Saxendrift	1,449,875	6,705	0.46	1,216,503	8,834	0.73
Other	6,383	27	0.43	-	-	-
Total	3,386,872	26,165	0.77	2,918,097	24,916	0.85

*Included in the Klipdam sales are 283 carats at $173,472 from ERF-2004Windsorton, a prospecting right within the Holpan-Klipdam mining area.

SALES, REVENUE AND INVENTORIES
Operation	12 months ended February 28, 2011				12 months ended February 28, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)
Holpan	8,008	9,622,911	1,202	241	6,458	3,166,842	492	780
Klipdam *	10,195	11,409,098	1,119	509	10,817	6,301,240	581	595
Wouterspan	-	-	-		591	280,193	475	-
Klipdam Ext.	1,831	1,919,576	1,048	24	-	-	-	-
Saxendrift	6,956	13,931,120	2,003	283	8,667	17,055,281	1,968	534
Other	27	6,396	234
Total	27,017	36,889,101	1,365	1,057	26,533	26,803,556	1,010	1,909

INVENTORIES (carats)
Operation	Rough Diamond Inventories Beginning of Period*	Production	Rough Diamond Sales	Rough Diamond Inventories End of Period
Holpan	780	7,469	8,008	241
Klipdam	595	10,109	10,195	509
Klipdam Ext	-	1,855	1,831	24
Saxendrift	534	6,705	6,956	283
Other	-	27	27	-
Total	1,909	26,165	27,017	1,057

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

*Included in the Klipdam inventories are 322.02 carats from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area.

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161, Klipdam 157 and Erf-1 Windsorton, covering a total area of 4,019.9 hectares.

To date, the two mines have been operated independently with common management and support services. However, a going forward strategy has been put in place to rationalize and consolidate these operations in order to optimize value for the remaining combined life of mine which also supports the objectives of the strategic review.

The Holpan operation was faced with significant challenges resulting from heavy and unseasonal rainfall during the fourth quarter. As a result, the resource became saturated, which decreased the plant’s throughput. This placed upward pressure on unit costs and rendered the mine unprofitable in the fourth quarter. To address these issues, Rockwell entered into negotiations with the recognized trade union (National Union of Mineworkers) to implement full calendar operations (continuous operations). However, an agreement was not reached.

The adjacent Holpan and Klipdam operations are being reviewed by management. In its first step to rationalize the two operations, notice was given to the Union on April 5, 2011, that Management was placing the Holpan operation on care and maintenance. Both the Holpan and Klipdam resources will be processed through the Klipdam plant, which is a pan plant and consequently operates at a lower cost. This should result in decreased unit costs and extending the life of mine.

The Klipdam mine encountered similar challenges related to the high rainfall in the fourth quarter; however, the impact was largely mitigated by increasing the ore extraction from the palaeochannel that has a calcrete capping and protects the resource from being saturated by rain. Although these measures were beneficial, production was below target, and management introduced cost saving measures such as reducing the mining fleet used on the operation. Despite the challenging operating environment, Klipdam continued to recover high quality gem stones, which had not yet been sold at the financial reporting date.

Three months ended February 28, 2011 compared to three months ended February 28, 2010

Production at Holpan in the quarter was 1,210 carats from 102,116 cubic metres (188,915 tonnes) of gravel processed, compared with 1,485 carats from 151,993 cubic metres (281,187 tonnes) of gravel processed in the quarter ended February 28, 2010. The average grade improved to 1.18 carats per 100 cubic metres from 0.98 carats per cubic metres in the comparable period as higher grade material was mined. The decrease in the production volume at Holpan is mainly attributable to the exceptionally high rainfall during the fourth quarter, fiscal 2011 together with the poor productivity and associated labour issues experienced at Holpan.

Sales from Holpan increased to 2,071carats at an average value of US$1,122 per carat, reflecting increases of 71% and 21%, respectively, from 1,206 carats at an average value per carat of US$927 sold in the quarter ended February 28, 2010. The increase in the sales volume for the fourth quarter, 2011 is mainly attributable to the higher opening balance inventory for the quarter compare to the fourth quarter, fiscal 2010.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production at Klipdam was 1,308 carats from 183,350 cubic metres (339,198 tonnes) of gravel, compared to 1,725 carats from 158,300 cubic metres (292,857 tonnes) of gravel produced in the quarter ended February 28, 2010. The lower diamond recovery is in line with the natural fluctuations in the deposit grade.

Sales from Klipdam also showedincreases:2,365carats at an average value of US$1,402per carat, increases of 8% and 157%, were achieve in comparison to 2,183 carats at an average value per carat of US$546 in the quarter ended February 28, 2010. The increase in the sales volume for the fourth quarter, 2011 is mainly attributable to the higher opening balance inventory for the quarter compare to the fourth quarter, fiscal 2010.

Twelve months ended February 28, 2011 compared to twelve months ended February 28, 2010

Production at Holpan over the twelve months was 7,469 carats from 777,791 cubic metres (1,438,916 tonnes) of gravel processed, compared to 6,398 carats from 805,925 cubic metres (1,490,964 tonnes) of gravel processed in the twelve months ended February 28, 2010. The increase in the carats produced was mainly attributable to a 21% increase in the average grade achieved during fiscal 2011.

Sales from Holpan were 8,008carats at an average value of US$1,202per carat, an increase in carat sales and a decrease in value per carat sold from 6,458 carats at an average value of US$492per carat in the twelve months ended February 28, 2010.

Inventories at Holpan amount to 780 carats at February 28, 2011.

During the 2011 fiscal year, Klipdamproduced10,109 carats from 891,609 cubic metres (1,649,479 tonnes) of gravel, compared to 9,670 carats from 895,669 cubic metres (1,656,988) of gravel produced in the twelve months ended February 28, 2010. The increase in the carats produced was mainly attributable to a 5% increase in the average grade achieved during fiscal 2011.

Sales from Klipdam were 10,195carats at an average value of US$1,119 per carat. Although carat sales were down from 10,817 carats in the twelve months ended February 28, 2010, the average value per carat increased from US$581 from the previous fiscal year.

Inventories at Klipdam amount to 595 carats at February 28, 2011.

Saxendrift

The Saxendrift mine is located on the south bank of the Middle Orange River and adjacent to the Wouterspan property.

The annual production volume of Saxendrift increased 20% but carats recovered was down 24% because of dilution from large sand lenses occurring in the area of current production from the deposit. Although carat volumes were lower, the value of the diamonds produced has remained constant, confirming that the Saxendrift resource continues to produce high quality gemstones.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The technical challenges associated with the in-pit de-sanding plant persisted through the fourth quarter. These were exacerbated by the unseasonably high rainfall which reduced its effectiveness and as a result, the anticipated benefits did not materialize. Rockwell, in conjunction with external consultants, is developing a strategy to mitigate the problems.

Deliverables at Saxendrift in relation to the strategic review include modifying the in-pit screening plant, the correct medium system of the rotary pan plant and the ore mass balance. The benefits from these changes are expected to become meaningful from the third quarter of fiscal 2012.

The management of Rockwell remains confident that Saxendrift will continue to contribute the required returns to the Company.

Three months ended February 28, 2011 compared to three months ended February 28, 2010

Production at Saxendrift in the quarter was 961 carats from 289,540 cubic metres (535,649 tonnes) of gravel processed, compared with 1,787 carats from 310,921 cubic metres (652,934 tonnes) of gravel processed in the quarter ended February 28, 2010. The decrease in the carats produced is mainly attributable to a decrease of 42% in the average grade realized during the fourth quarter 2011. Exceptionally high rainfall during the fourth quarter 2011 further contributed to lower production volumes.

Sales from Saxendrift during the three months ended February 28, 2011 were 1,395 carats at an average price of US$1,899 per carat. This represents a decrease from the 2,498 carats sold at an average price of US$1,797 per carat in the quarter ended February 28, 2010.

Twelve months ended February 28, 2011 compared to twelve months ended February 28, 2010.

Production at Saxendrift over the twelve months was 6,705 carats from 1,449,875 cubic metres (2,682,269 tonnes) of gravel processed, compared with 8,834 carats from 1,216,503 cubic metres (2,554,656 tonnes) of gravel processed in the twelve months ended February 28, 2010. The decrease in the carats produced is mainly attributable to a decrease of 37% in the average grade achieved during fiscal 2011.

Sales from Saxendrift were 6,956 carats at an average price of US$2,003 per carat, a decrease in carats and value per carat sold from 8,667 carats at an average value of US$1,968 per carat in the twelve months ended February 28, 2010. The inventories at Saxendrift are 283 carats (2010: 534 carats).

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Costs

Production from the three operations was 621,457 cubic metres for the quarter ended February 28, 2011 (fourth quarter, fiscal 2010: 621,154 cubic metres).

The Company has maintained its focus on driving down costs and optimising its operations. The average operating cash cost (non-GAAP measure, refer 1.15.5) for the twelve months ended February 28, 2011 at the Company’s three productive operations was US$7.91 per cubic metre.

Annual average mining cash costs by operation were as follows:

  Holpan US$9.59 per cubic metre;

  Klipdam US$8.06 per cubic metre;

  Klipdam Extension $8.13 per cubic metre; and

  Saxendrift US$6.89 per cubic metre.

Unit costs at Saxendrift are lower due to the significantly higher volumes of gravel being processed at this operation compared to the Company’s other mining operations.

The average total cash cost for all the operations over fiscal 2011, including rehabilitation, lease payments and royalties amounted to US$9.12 per cubic metre (fiscal 2010: US$9.50 per cubic metre).

Mineral Resources and Reserves

The Company completed technical reports on all of its material mineral properties with an effective date of November 30, 2010. The Company reviewed all technical data and has incorporated this into the new technical report.

As a TSX listed company, Rockwell Diamonds complies with the National Instrument 43-101 regulations for the statement of mineral resources and reserves. However, the basis of these rules is not directly applicable to the specifics of alluvial diamond deposits. In order to address these limitations, the Company has developed a conservative and consistent method of declaring its mineral resources and mineral reserves. The grades and diamond values, which have been calculated using this methodology during the last four years, has been shown to accurately reflect the output of the mines.

All geological determinations and mine planning is conducted under the auspices of the Company’s qualified person who oversees and is accountable for the work of all technical personnel on the operations.

The mineral resources and mineral reserves at November30, 2010were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat. a qualified person who is not independent of the Company, and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Technical reports by Marshall and Norton have been filed with the Company’s yearend materials on www.sedar.com.

Saxendrift

During 2009/2010, trial-mining was initiated on Saxendrift as part of a Pre-Feasibility study to determine what portion of the gravel resource could be converted to a reserve. Due to the fact that the trial-mining operation was on-going for some 22 months, it was deemed appropriate to use in-house staff for these assessments. Capital costs of plant and equipment was determined through formal quotations acquired from suppliers. Operational parameters and operating costs were determined both during the bulk-sampling and, subsequent, trial-mining phases on Saxendrift and from Rockwell's experience on their other operational alluvial diamond mine (Klipdam/Holpan).

The preferred method of mining the alluvial gravels on Saxendrift mine is by means of strip-mining in a shallow, opencast operation. The diamondiferous alluvial gravels are relatively thin, unconsolidated to semi-consolidated, tabular bodies with generally less than 20m overburden and, accordingly, lend themselves to opencast mining methods. The upper 2-3m of the fluvial-alluvial sequence is calcreted to varying degrees – usually to laminar or hardpan levels. As a result, prior to excavation, the sample block needs to be blasted. This has the effect of breaking up the hard calcrete carapace without damaging diamonds. The broken calcrete material is then stripped off using hydraulic excavators. In various areas of the property varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented. If this material is simply excavated and then loaded, large amounts of calcreted gravel chunks are sent to the plant. Due to the nature of these chunks, unknown numbers of diamonds would be locked up and lost to the recovery system. In order to mitigate this problem, prior to excavation the gravels are ripped by a bulldozer, which effectively liberates the gravels (and the diamonds) from the calcrete matrix. The disaggregated material is then loaded by excavator, onto articulated dump trucks (ADT’s) and transported to the screening plant where some 23% of the gravel is removed (mostly sand).

The processing plant, which was commissioned in late 2008, is comprised of four scrubbers followed by four 18 ft rotary pan-plants and has a design plant-throughput of 800 tonnes per hour (“tph”). With an expected annual treatment of 1,800,000cubic metres some 9,000ct of diamonds are expected to be recovered through a bank of ten Flow Sort machines and an electronic grease table, as well as final hand-sort in a glove-box under secure conditions. Access to all areas of the final recovery is controlled and monitored by protection personnel while closed-circuit television (CCTV) is installed. A minimum of two Rockwell personnel are present whenever diamonds are sorted.

Quality control/quality assurance (QA/QC) is maintained through the use of tracers – both bort diamonds (supplied by Steinmetz) and ceramic balls. These tracers are introduced into different parts of the plant to ensure optimum diamond recovery. Fluorescent slingshot tracers and bort diamonds are used to continuously test for maximum equipment performance. Daily, 20 tracers are inserted into each Flow Sort machine. Recoveries are monitored and problems with tracer recoveries are reported immediately to the plant superintendent who deals with the matter directly.

The following mineral resources are as of November 30, 2010 and were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Saxendrift Mineral Reserves

Mining Area	Reserve Classification	Volume (m³)	Grade* (ct/100m³)	Carats	Value# (USD/ct)
Total/Average Saxendrift Mine Probable Reserve (Terrace A)		4,859,900	0.50	24,299	2,029

* At 2mm bottom cut-off

Subsequent to November 30, 2010 during December 2010 to February 28, 2011, the Company has processed 289,540 cubic metres, so the probable reserve at year end is 4,570,400 cubic metres grading 0.5 carats per 100 cubic metres.

The mineral reserves above are included in the mineral resources below.

Saxendrift Mineral Resources

Mining Area	Resource Classification	Volume (m³)	Grade* (ct/100m³)	Value# (USD/ct)
Terrace A	Indicated	4,859,900	0.50	2,029
Terrace B	Indicated	1,774,600	1.15
Total/Average Saxendrift Mine Indicated		6,634,500	0.66	2,029
Terrace A	Inferred	5,400,000	0.50	2,029
Terrace B	Inferred	86,000	0.68
Kwartelspan prospect	Inferred	500,000	1.00
Total/Average Saxendrift Inferred		5,986,000	0.56	2,029

* At 2mm cut-off

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam

The following mineral resources are as of November 30, 2010and were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

Holpan and Klipdam Mineral Resources

Description of Gravel Resource	Volume of Gravel (m3) at Indicated Classification	Volume of Gravel (m3) at Inferred Classification	Grade (ct/100m3)	Value (USD/ct)
Holpan Fluvial-alluvial Gravel	517,800	527,000	0.95	1,229
Holpan Rooikoppie gravel
Klipdam Fluvial-alluvial Gravel	989,100	-	1.21	1,049
Klipdam Rooikoppie gravel	1,102,100	949,000
Erf 2004, Windsorton	404,700	127,000	0.63	986
TOTAL	3,013,700	1,603,000

# At 2mm bottom cut-off.

Subsequent to November 30, 2010, during December 2010 to February 28, 2011 the Company has processed 285,466 cubic metres. The indicated resources for Holpan are 415,600 cubic metres, grading 0.95 carats per cubic metres and the indicated resources for Klipdam are 1,907,900 cubic metres grading 1.21 carats per 100 cubic metres.

1.2.5	Exploration and Development Properties

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 7,409.4 hectares, of the Lanyon Vale 376 farm. Operations were taking place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units. Wouterspan was placed on care and maintenance during February 2009.

The following mineral resources are as of November 30, 2010and were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Wouterspan Mineral Resources

	Inferred Resources	Indicated Resources	Ave Grade (ct/100m3)*	Ave Value (USD/ct)
Rooikoppie	5,911,000	714,400	0.70	2,029
Fluvial-alluvial	31,863,000	4,311,100
TOTAL	37,774,000	5,025,500	0.70	2,029

*At a bottom cut-off of 2mm (based on the average grade of the total sample mined to date)

The Wouterspan operation was placed on care and maintenance during February 2009.

The strategic review of the property continued during the quarter ended February 28, 2011; a review of the proposed new plant design by external consultants is nearing completion.

When capital was raised in March 2010, the prior Rockwell management team outlined its plans to construct a 170,000 cubic metres production plant at a total capital investment of $6.0 million. However, with the recovery of the diamond market since that time, and lessons learned from the construction and commissioning of the high volume production plant at Saxendrift in 2009, management reviewed these investment plans.

The Board decided to redeploy the capital which had been earmarked for Wouterspan in order to deliver accelerated returns by investing in the Tirisano production plant. The work at Tirisano is now nearing completion.

A preliminary assessment of the Wouterspan project was commissioned by Rockwell in late 2010.A high volume/ low cost production plant with a capacity of 340,000cubic metres per month is planned. The higher capacity of the new proposed Wouterspan plant is expected to result in a significant reduction in cash operating costs, once the facility is operating at full capacity. Other anticipated benefits include more stable grades and a higher frequency of exceptional stones. The capital expenditure for the new plant at current prices is estimated to be $17.4 million, which includes the plant and all associated infrastructure. It will take one year to construct.

Niewejaarskraal

Rockwell and its consultant re-processed the Trans Hex drilling data according to the Company’s operating procedures in 2008, and estimated the mineral resources at Niewejaarskraal as of February 28, 2009. The estimated resources increased, overall, from the previous estimates but were re-classified as “Inferred” due to the lack of confidence in the original data –primarily to the length of time that has lapsed since the last diamond valuation (and the uncertainties surrounding current and short-term diamond prices).

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Since no processing has taken place on Niewejaarskraal in the period 2009-2010, the resource volume and grade figures remain unchanged as at 30 November 2010. However, during fiscal 2010, Rockwell sold +5,500ct of diamonds from the adjacent Saxendrift mine on the open market for USD2,029/ct. Until a reasonable parcel of stones have been recovered from the Niewejaarskraal mine and sold, this value will be accepted at an Inferred resource classification level.

The following mineral resources are as of November 30, 2010and were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

Niewejaarskraal Mineral Resources

Area	Gravel Type	Resource Classification	Volume (cubic metres)	Grade (carats/100 cubic metres)	Value (US$/carat)
Terrace A	Fluvial-alluvial Rooikoppie	Inferred	11,831,500 1,840,000	0.84	2,029
Terrace B	Fluvial-alluvial Rooikoppie	Inferred	5,990,000 969,000	0.84	2,029
Total		Inferred	20,630,500	0.84	2,029

Work done to date on the adjacent Saxendrift mine indicate that the entire sedimentary profile should be excavated and processed – although this has the effect of decreasing the overall recovered grade, the life of mine is significantly increased. Excavation of the gravel is not planned to change from the standard techniques applied on all of Rockwell's alluvial diamond mines (excavation by hydraulic excavator followed by transport of gravel to the plant site in dump trucks).

Ongoing review and updating of resources based on production will be done by existing Rockwell staff and the independent qualified person, as necessary. Since Rockwell has large amounts of existing drill data that it acquired from TransHex, much of which still requires on-going and further rigorous analysis and integration with mining results, no new drilling programs have been planned for this property for the period 2012. Before any new drilling is planned and budgeted for on Niewejaarskraal, Rockwell staff will complete supplementary field work, geological mapping, and internal re-interpretation of existing data. No additional costs have been budgeted for 2012 for this exercise as it will take place within Rockwell’s existing budgets.

The current plan is for the Niewejaarskraal mine to remain on care and maintenance until fiscal 2013, after the Wouterspan project has been re-commissioned.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Klipdam Extension (Rietputs)

Total expenditure on exploration activities during fiscal 2011 amounted to $49,184 (fiscal 2010: $97,805). The majority of the 2011 exploration expenditure was incurred at the Klipdam Extension (Rietputs) property and consisted of bulk sampling and pitting which was completed in February 2011.

The following mineral resources are as of November 30, 2010and were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton was filed on www.sedar.com.

Description of Gravel Resource	Volume of Gravel (m3) at Inferred Classification	Grade (ct/100m3)	Value (USD/ct)
Rooikoppie gravel	782,000	0.76	788
TOTAL	782,000	0.76	788

Through the valuation of the bulk sampling, Rockwell has issued a resource statement for782,000 cubic metres of gravel at an average grade of 0.76carats per 100cubic metres and an average value of US$788per carat. However, after the technical evaluation, the Company concluded that further evaluation of the property will be required to fully understand the economic potential of the unevaluated exploration potential.

The Klipdam Extension will remain on care and maintenance until such time as the Company has sufficient resources to evaluate the remaining property without compromising its existing operations.

1.2.6	Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation has been lodged before the requisite date of May 1, 2009. Provided that these conditions are met then the conversion of mineral Rights shall be granted by the Department of Minerals and Energy.

Rockwell has lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those rights (namely Rietputs) not yet converted shall be converted in due course, allowing for backlogs given the large number of rights that were submitted to the Department of Minerals and Energy by the due date and which are being processed by the Department.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.7	Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are in process. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

1.2.8	Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.9	Diamond Market Trends

The Diamond Market Update

The diamond market continued to improve in the fourth quarter of fiscal 2011, and prices have now fully recovered to 2008 levels. During the 2010 calendar year, prices increased for both rough and polished diamonds. The strong demand for diamonds in the retail environment during the latter part of the 2010 calendar year continued to support improved prices.

The increase in rough diamonds prices during the 2010 calendar year resulted in levels comparable to those prevailing at the end 2007. Price increases accelerated, particularly in the last two months of fiscal 2011, and reached 2008 highs. The rough diamond supply of De Beers remained relatively low during the first half of 2010 but subsequently increased to a total value of approximately $600 million at the beginning of 2011. In addition, there was an approximate 10% increase in prices, bringing prices for De Beers’ rough diamonds in line with the bullish secondary market where buyers were prepared to pay premiums on all boxes. Alrosa maintained its supply across all available marketing channels, including the tender type sales. Although it is the preferred sales channel among smaller producers, larger producers are increasingly adopting tender sales as a suitable sales mechanism.

Although the pace of price increases for polished diamonds has not matched that of rough diamonds, the trend has been positive. Christmas 2010 sales were strong, with internet sales showing double digit increases as customers became more comfortable with shopping online. The growth in the Indian and Chinese domestic markets has led to an increase in market share at the retail consumer level, which includes accelerating online sales. Polished diamond prices, in particular, increased by 5%during January and February 2011.

The high prevailing prices for rough diamonds has eroded manufacturing margins, which were already tight. The price of polished diamonds is expected to increase in the longer term, relieving margin pressure in the manufacturing environment. The high pricing environment for rough diamonds is limiting the quality of stones that manufacturers purchase in order to maintain the utilisation of manufacturing employees and avoid further loss of skills to other industries.

The profile of rough diamonds has evolved since the 2008 crash, they are increasingly being considered as a commodity as well as an investment. High net worth individuals and alternative investment institutions are increasingly investing in polished diamonds, especially rare expensive polished diamonds. It became apparent after the recession that polished prices dropped because of more cautious spending habits among consumers. In contrast, the value of large and expensive diamonds, particularly those of exceptionally rare qualities and colors, have proved their investment worth with substantial returns in value over the years. Diamonds are a depleting natural resource, with no major discoveries of new deposits since the 1980’s. As a result, investors who appreciate diamonds as a store of value have become a strong force among diamond buyers.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollar except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheets	February 28, 2011	February 28, 2010	February 28, 2009
Current assets	12,858,410	11,875,714	15,099,971
Mineral properties	29,565,304	30,850,998	28,894,477
Other assets	67,760,000	62,516,674	62,367,968
Total assets	110,183,714	105,243,386	106,362,416

Current liabilities	8,620,783	11,577,472	14,462,800
Other liabilities and non-controlling interest	19,004,617	16,471,823	21,478,590
Shareholders’ equity	82,558,314	77,194,091	70,421,026
Total liabilities and shareholders’ equity	110,183,714	105,243,386	106,362,416

	Year ended	Year ended	Year ended
Statements of Operations	February 28, 2011	February 28, 2010	February 28, 2009
Revenue	42,507,747	29,776,933	34,330,078
Mine site operating costs	(28,079,696)	(23,790,340)	(25,113,363)
Amortisation and depletion	(10,407,037)	(9,545,727)	(11,287,197)
Operating (loss) profit	4,021,014	(3,559,134)	(2,070,482)
Expenses
Accretion of reclamation obligation	1,809	(394,409)	1,072,389
Exploration	49,184	97,805	498,739
Foreign exchange loss (gain)	1,381	483,902	(350,485)
Legal, accounting and audit	1,211,186	1,389,272	1,863,261
Office and administration	3,428,769	3,367,240	3,380,710
Directors fees	186,667	44,750	108,750
Shareholder communications	185,490	506,482	453,489
Stock-based compensation	884,886	335,358	1,834,422
Travel and conference	433,636	194,544	605,812
Transfer agent filings	99,416	246,866	250,878
Subtotal	6,482,424	7,148,151	9,717,965

Loss on disposal of equipment	296,510	36,720	364,918
Loss on disposal or write down of mineral properties	–	657,634	203,339
Interest income	(101,953)	(466,688)	(2,672,021)
Interest on capital leases	119,286	969,530	1,592,001
Interest expense	329,717	576,272	3,009,680
Fair value adjustment to investments held	31,920	–	–
Other income	(193,157)	(513,338)	(303,399)
Share of profit from associate	(34,396)	–	–
Write down of assets	284,696	23,862	2,590,958
Write-off of receivables	–	167,414	291,063
Subtotal	732,623	1,451,406	5,076,539

Loss before income taxes	3,194,033	11,282,350	16,864,986
Income tax expense	–	18,946	7,000
Future income tax (recovery) expense	2,021,000	(2,645,000)	(3,347,000)
Loss before non-controlling interest	5,215,033	8,656,296	13,524,986
Non-controlling interest	(88,097)	(1,618,603)	(549,024)
Loss for the period	5,126,936	7,037,693	12,975,962
Other comprehensive loss (income)	(1,615,805)	(5,429,700)	13,409,383
Total comprehensive loss	3,511,131	1,607,993	26,385,345

Basic and diluted loss per common share	0.01	0.03	0.05
Weighted average number of common shares outstanding	518,185,238	267,164,309	237,924,152

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollar (’000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2011	2010	2010	2010	2010	2009	2009	2009
Current assets	12,858	19,710	19,341	23,267	11,876	9,150	7,785	8,986
Mineral properties	29,565	30,376	30,125	30,230	30,851	34,333	34,654	34,219
Other assets	67,761	64,550	66,288	60,074	62,516	63,390	65,217	65,100
Total assets	110,184	114,636	115,754	113,571	105,243	106,873	107,656	108,305

Current liabilities	8,621	10,556	12,232	11,338	11,577	13,291	15,970	15,623
Other liabilities and non- controlling interest	19,005	17,794	16,533	16,841	16,472	19,441	19,404	20,773
Shareholders’ equity	82,558	86,286	86,989	85,392	77,194	74,141	72,282	71,909
Total liabilities and shareholders' equity	110,184	114,636	115,754	113,571	105,243	106,873	107,656	108,305

Working capital (deficit)	4,237	9,154	7,109	11,929	299	(4,141)	(8,185)	(6,637)

Statements of Operations	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2011	2010	2010	2010	2010	2009	2009	2009
Revenue	11,546	11,117	11,388	8,457	7,327	12,775	5,802	3,873
Diamond Sales	9,199	10,383	10,023	8,168	6,085	12,766	5,791	3,359
Profit Share	2,347	734	1,365	289	1,242	9	11	514

Cost of rough diamond sales	(10,086)	(6,025)	(9,123)	(2,846)	(8,262)	(7,075)	(3,602)	(4,851)
Fuel & Oil	(437)	(564)	(593)	(468)	(1,180)	(1,422)	(1,397)	(1,131)
Maintenance	(910)	(1,010)	(1,075)	(819)	(1,378)	(1,317)	(1,124)	(1,075)
Employee Cost	(1,664)	(1,659)	(1,512)	(1,466)	(2,094)	(1,687)	(1,418)	(1,337)
Inventory adjustment	(2,322)	1,434	(1,592)	1,762	(193)	(413)	486	11
Royalties	472	(634)	(44)	–	(361)	(632)	(286)	(165)
Other costs	(5,224)	(3,592)	(4,305)	(1,856)	(3,056)	(1,605)	(136)	(1,154)

Amortisation and depletion	(705)	(3,461)	(3,093)	(3,148)	(1,295)	(3,293)	(3,139)	(1,819)
Operating profit (loss)	755	1,631	(828)	2,463	(2,230)	2,407	(939)	(2,797)

Expenses
Net reclamation obligation recognised (utilised)	42	(45)	(275)	280	(1,497)	98	1,019	(14)
Exploration	35	–	–	14	4	34	2	58
Foreign exchange (gain) loss	1	1	–	(1)	(131)	66	2	546
Legal, accounting and audit	328	203	321	359	545	351	160	334
Office and administration	900	902	1019	794	1,103	853	800	656
Shareholder communications	37	32	58	58	70	105	212	119
Stock-based compensation	127	461	76	221	189	12	18	116
Travel and conference	136	92	87	119	42	76	41	36
Transfer agent	38	6	26	29	151	16	58	22
Subtotal	1,646	1,652	1,312	1,873	476	1,611	2,312	1,873
Write-off (reversal) of amounts receivable	–	–	(154)	154	167	–	–	–

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Loss (gain) on disposal of equipment	332	(1)	(34)	–	–	–	11	26
Loss on disposal or write-down of mineral properties	(3)	3	–	–	–	–	–	658
Interest income	69	(76)	(82)	(13)	(232)	–	(92)	(143)
Interest (recouped) paid on capital leases	32	53	(55)	89	285	89	252	343
Interest expense	116	66	99	49	(80)	176	73	407
Other income	(132)	(17)	(77)	(2)	(245)	(95)	(117)	(56)
Write down of assets	30	(5)	146	146	24	–	–	-
Profit (loss) before income taxes	(1,334)	(44)	(1,983)	167	(2,625)	626	(3,378)	(5,905)
Future income tax expense (recovery)	(1,360)	(1,104)	770	(327)	(1,036)	475	(719)	(1,346)
(Loss) profit before non- controlling interest	(2,694)	(1,148)	(1,213)	(160)	(1,589)	151	(2,659)	(4,559)
Non-controlling interest	8	(275)	224	131	(1,194)	368	(338)	(454)

(Loss) for the period	(2,686)	(1,423)	(989)	(29)	(395)	(217)	(2,321)	(4,105)

Basic and diluted loss per share	(0.01)	(0.003)	(0.002)	(0.0001)	(0.006)	(0.002)	(0.011)	(0.017)
Weighted average number of common shares outstanding (thousands)	518,185	518,185	518,185	477,651	267,164	238,042	238,042	238,042

1.5	Results of Operations

The Company realised an operating profit of $4.0 million for the fiscal year ended February 28, 2011 compared to operating losses of $3.5 million and $2.0 million for fiscal 2010 and 2009 respectively. This operating profit is as a result of a significant increase in diamond prices.

The Company realised a loss of $5.1 million for the twelve month period ended February 28, 2011 compared to a loss of $7.0 million for the prior year. The loss was due to production only increasing slightly by 5% or 1,249 carats during fiscal 2011 and other expenses although decreasing to $6.9 million (2010 - $7.8) still at relatively high levels compared to sales amounts.

There has been an overall improvement in prices of about 35% from the recovering prices of fiscal 2010.

Proceeds from financing activities were used to repay short term debt, finance lease obligations, fund diamond operations and fund capital developments.

During the year ended February, 28, 2011, the Company realized rough diamond sales of $42.5 million compared to $29.8 million in the prior year. Sales were at an average price of US$1,365 per carat, 35% higher than the price in the corresponding period of approximately US$1,010 per carat.

Diamond sales in the fourth quarter of fiscal 2011 achieved an average value of US$1,430 per carat, an improvement of 24% from the fourth quarter of fiscal 2010 value of US$1,154 per carat. The sales for the quarter are characterized by a range of stones that are representative of the operations’ production.

Mining costs for the yearended February 28, 2011amounted to $28.1 million (February 28, 2010 - $23.8million), which excludes amortization and depletion charges of $10.4 million (February 28, 2010 - $9.5 million).

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses decreased to $49,184 for the year endedFebruary 28, 2011compared to $97,805 in the prior year.

Office and administrative costs for year ended February 28, 2011increased to $3.6 million from $3.4 million incurred in the prior year. Travel and conference expenses amounted to $433,636 for the yearended February 28, 2011compared to $194,544 in fiscal 2010. Legal, accounting and audit expenses for the year ended February 28, 2011amounted to $1,211,186 compared to $1,389,272 incurred in fiscal 2010.

Stock-based compensation increased to $884,886 for the year ended February 28, 2011 in comparison to $335,358 in the previous year.

Net interest expenses were $347,050for February 28, 2011, compared to $1,079,114 for the year ended February 28, 2010, due to the reduction of the credit facility and outstanding capital lease obligations.

Additional discussion on the Company’s operations is also presented in section 1.2.

1.6	Liquidity

At February 28, 2011, the Company had cash and cash equivalents of$4.8 million (2010 - $2.5 million) and bank indebtedness of $1.8 million (2010 - $0.7 million), for net cash holdings of $3 million (2010 - $1.8 million). The Company also had working capital of $4.2 million (2010 - $0.3 million).

The Company had no long-term debt at February 28, 2011, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines. The capital lease obligations relating to mining equipment of which only $142,630 is outstanding at February 28, 2011 will be fully repaid early in fiscal 2012. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”).

The operations are generating sufficient cash to cover operating costs and direct overheads. Based on monthly production projections the Company should hold adequate inventory that will generate sales revenue and has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements.

On the performance of the last two quarters, the operations made a positive contribution towards cashflow. This is not sufficient to fund the future capital projects at Wouterspan and Tirisano. These expansion projects will be funded by means of a planned private placement.

Contractual Obligations and Commitments

The Company has the following payment commitment: minimum lease payments of $0.1 million, with $0.1 million payable in the next 12 months, with instalments up to the year 2012 to a single financial institution for plant and equipment.

The following are the contractual maturities of contractual obligations:

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments due by period
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	0.1m	0.1m	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Reclamation obligation	3.8m	Nil	Nil	Nil	3.8m
Total	3.9m	0.1m	Nil	Nil	3.8m

Other than described above and in the notes to the financial statements for the twelve months ended February 28, 2011, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders. During the year ended February 28, 2011, the Company did not raise any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements. Provided that the diamond market maintains current price levels and the Company continue to achieve average prices of over US$1,100 per carat, it will continue generating positive operating cash flows.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

	As at	As at
Balances payable	February 28, 2011	February 28, 2010
Banzi Trade 26 (Pty) Ltd (e)	$34,385	$603
Hunter Dickinson Services Inc. (a)	34,113	627,435
Flawless Diamonds Trading House (d)	3,566	–
Seven Bridges Trading (c)	–	13,285
Current balances payable	$72,064	$641,323

Liberty Lane (g)	$424,572	$414,566
Long–term balances payable	$424,572	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (e)	$92,398	$46,108
Current balances receivable	$92,398	$46,108

	Year ended	Year ended	Year ended
Transactions	February 28	February 28	February 28
	2010	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$467,151	$961,042	$1,280,316
CEC Engineering (b)	23,331	17,818	26,904
Seven Bridges Trading (c)	134,483	139,789	–
Cashmere Trading (h)	–	–	18,808
Banzi Trade 26 (Pty) Ltd (e)	165,077	17,688	29,768
Jakes Tyres (f)	–	–	440,283
Diacor CC (i)	–	–	39,510
Flawless Diamonds Trading House (d)	420,006	316,081	346,768

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	$879	$1,989	$884

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an ad hoc basis.

Likewise security of product consideration is paramount given the high value product produced by the Company.

All related party transactions are arm’s length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited (refer note 12). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

(f)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(g)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(h)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of products on an ad-hoc basis at competitive market rates thereby providing benefits to the Company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(i)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

1.10	Fourth Quarter

The Company had a loss of $2.7 million for the quarter ending February 28, 2011 compared to a net loss of $2.1 million for the quarter ending February 28, 2010. The market prices have increased gradually which resulted in an operating profit of $0.8 million compared to a loss of $2.2 million in the corresponding quarter in fiscal 2010. Over the period, the Company operated three of its four operations. Wouterspan Mine is still on care and maintenance.

During the quarter ended February 28, 2011, the Company realised revenue of $11.5 million compared to $7.3 million for the quarter ended February 28, 2010. This increase has been due to the recovery of the diamond market.

Mining costs and amortisation and depletion was $10.8 million for the quarter ended February 28, 2011 compared with $9.6 million quarter ended February 28, 2010.

General and administrative costs for the quarter ended February 28, 2011decreasedto $1.6 million in comparison to $2.1 million incurred for the same quarter of the prior year. The decrease in general and administrative expenses is mainly attributable to savings on legal, accounting and office administration costs during the fourth quarter, fiscal 2011.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Proposed Transactions

Etruscan Diamonds Limited

On September 9, 2010 Rockwell Resources RSA (Pty) Ltd has signed a sale of shares and claims agreement with Etruscan Diamonds Bermuda Limited, Etruscan Diamonds Limited and Etruscan Resources Inc. whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region of South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s BEE regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Company is still awaiting transfer of the mineral right, which is a suspensive condition, to proceed with the transaction.

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic metres (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic metres (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. This estimation was based on a technical report compiled at the conclusion of the due diligence process. The report was compiled by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. This technical report by Marshall and Norton was filed on www.sedar.com.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2011, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognised industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheets and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortised.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realisable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortisation. Net realisable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realisable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realisable value is determined with reference to market value less cost to sell.

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realised.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Policies Not Yet Adopted

International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonise Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of the International Financial Reporting Standards (“IFRS”) Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from Canadian GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorisation processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in. A timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q1 of fiscal 2012.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended May 31, 2011 the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 Canadian GAAP amounts to the restated IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  Transfer all foreign currency translation differencesrecognised as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Basis of Consolidation

Under Canadian GAAP, the Company accounts for its interest in HC van Wyk and Klipdam as a variable interest entities.

IAS27 (International Accounting Standard) does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. As at February 28, 2010 Rockwell has the power to govern the financial and operating policies of the entities. The Company will continue to consolidate the entities until such time as the counterparty delivers on the terms set out in the sales agreements, giving effect to the shareholders’ agreements, at which time the companies will reconsider their conclusion regarding “control” under IFRS.

Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at February 28, 2011.

Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures arerecognised as they occur.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

As under Canadian GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

However, the Company does not expect adjustments will be required at the transition date of March 1, 2010 or for the annual period ended February 28, 2011.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination; and

(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under Canadian GAAP, the Company recognises a deferred tax liability on temporary differences arising on the initial recognition of the mineral property interest and net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss).

As of the Transition Date, the Company will derecognise all deferred tax liabilities which had been previously recognised on the initial acquisition of the mineral property interest and the net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit (loss) nor taxable profit (loss) with a corresponding reduction in the related asset.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if no indicators for impairment exists. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP which requires a two step process (i.e. one step - discounted model under IFRS compared to a two step - undiscounted model and then discounted model only if the undiscounted cash flows are less than carrying amount, under Canadian GAAP).

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

To the extent possible, IFRS requires individual assets to be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a Cash Generated Unit is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company could reconsider whether there is any indication that an impairment lossrecognised in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. The maximum amount of the reversal is the lower of (1) the amount necessary to bring the carrying amount of the asset to its recoverable amount, and (2) the amount necessary to restore the asset of the cash generating unit to the pre-impairments carrying amounts less subsequent depreciation or amortization that would have beenrecognised. This is different than Canadian GAAP where write back of previously recognized impairments are not permitted.

However, the Company has determined that no significant reversal of previously recognized impairments will be required at the transition date or for the annual period ended February 28, 2011.

IFRS Impact on Our Organisation

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended May 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The subsidiaries of the Company have been reporting in IFRS for the last five years, therefore the financial staff have a working knowledge of IFRS. The impact is therefore restricted to the consolidating entries and the taxation effects thereon.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by the first fiscal quarter 2012.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by the first fiscal quarter of 2012.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14	Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at February28, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility.

At February28, 2011, of the $4,771,124 (February 28, 2010 – $2,512,610) cash and cash equivalents held by the Company, $1,976,678 (February 28, 2010 – $1,376,073) were held in South African Rand (“ZAR”), $2,785,215(February 28, 2010 – $1,125,905) in Canadian Dollars and $9,231 (February 28, 2010 – $10,632) in United States Dollars. Cash and cash equivalents exclude cash subject to restrictions.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the year ended February 28, 2011 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2012.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimises its credit risk by reducing credit terms to 30 days on its sales.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.0 million in a private placement and rights offering in the first quarter of fiscal 2011. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. The Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed above.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

A 10 percent increase/decrease of the Canadian dollar against the ZAR at February 28, 2011 would have a net gain/loss effect of $226,349 (February 28, 2010 – $ 391,238). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

A 10 percent increase/decrease of the prime rate for the year ended February 28, 2011would have a net loss/gain effect of $7,241 (February 28, 2010 – $154,580). This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Total
Common shares				518,185,238

Share purchase options
	September 24, 2012	$ 0.62	5,891,500
	November 14, 2012	$ 0.63	1,086,500
	June 20, 2011	$ 0.45	950,000
	December 7, 2014	$ 0.06	13,682,590
	January 18, 2015	$ 0.07	600,000
	October 8, 2015	$ 0.065	15,042,000	37,252,590

1.15.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

At February 28, 2011, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes identified by management.

1.15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarised and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at February 28, 2011, our management carried out an evaluation, with the participation of our acting Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our acting Chief Executive Officer and Chief Financial Officer concluded that, as at February 28, 2011, our disclosure controls and procedures were effective in recording, processing, summarising and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

It should be noted that while our acting Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

1.15.5	Non-GAAP Measures

Operating cash cost (cash costs directly attributable to the production of diamonds and allocated production overhead cash costs, consisting of expenditures for fuel and oil, power, maintenance, replacement parts, operational salaries and direct mine operating costs and excludes depreciation, amortisation and corporate expenses.) is a non-GAAP measure. Those items excluded in the determination of operating cash cost represent items that are non-cash in nature, income taxes, finance charges or are otherwise not considered to be cash expenses ordinarily incurred directly in the production process. This measure is intended to provide further insight with respect to the Company’s financial results and to supplement its financial information as determined in accordance with GAAP.

Operating cash cost is used by management to measure and compare the effectiveness and sensitivity of the operations with respect to cash operating costs.

This non-GAAP measure should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) loss for the year, as an indicator of the Company’s profitability or (ii) cash provided by/ (used in) operating activities, as a measure of the Company’s ability to generate cash. Such measure does not have any standardised meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.